UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2015

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	March 27, 2015	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2014 ANNUAL RESULTS ANNOUNCEMENT

The board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company” or “CEA”) announces the audited consolidated financial results of the Company and its subsidiaries (collectively, the “Group”) prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended 31 December 2014 with comparative figures for the year 2013 as follows.

FINANCIAL INFORMATION

A.	PREPARED IN ACCORDANCE WITH IFRS

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the year ended 31 December 2014

		2014	2013
	Notes	RMB million	RMB million

Revenues	4	90,185	88,245
Other operating income	6	3,685	2,725

Operating expenses
Aircraft fuel		(30,238)	(30,681)
Gain on fair value movements of derivative financial instruments	7	11	18
Take-off and landing charges		(9,440)	(9,190)
Depreciation and amortisation		(9,183)	(8,226)
Wages, salaries and benefits		(11,270)	(13,454)
Aircraft maintenance		(4,453)	(4,690)
Impairment charges		(12)	(186)
Food and beverages		(2,364)	(2,268)
Aircraft operating lease rentals		(4,502)	(4,605)
Other operating lease rentals		(637)	(679)
Selling and marketing expenses		(4,120)	(4,139)
Civil aviation development fund		(1,656)	(1,566)
Ground services and other expenses		(4,998)	(5,105)
Indirect operating expenses		(4,950)	(4,623)

Total operating expenses		(87,812)	(89,394)

		2014	2013
	Notes	RMB million	RMB million

Operating profit		6,058	1,576
Share of results of associates		91	38
Share of results of joint ventures		36	27
Finance income	8	88	2,125
Finance costs	9	(2,160)	(1,549)

Profit before income tax		4,113	2,217
Income tax expense	10	(573)	(124)

Profit for the year		3,540	2,093

Other comprehensive income for the year

Other comprehensive income/(loss) to be reclassified to profit or loss in subsequent periods:
Cash flow hedges, net of tax		(11)	246
Fair value movements of available-for-sale financial assets, net of tax		13	157
Fair value movements of available-for-sale financial assets held by an associate, net of tax		(1)	(3)

Net other comprehensive income to be reclassified to profit or loss in subsequent periods		1	400

Other comprehensive income/(loss) not to be reclassified to profit or loss in subsequent periods:
Actuarial (losses)/gains on the post- retirement benefit obligations, net of tax		(333)	467

Net other comprehensive income/(loss) not to be reclassified to profit or loss in subsequent periods		(333)	467

Other comprehensive income/(loss), net of tax		(332)	867

Total comprehensive income for the year		3,208	2,960

		2014	2013
	Notes	RMB million	RMB million

Profit/(loss) attributable to:
Equity shareholders of the Company		3,410	2,373
Non-controlling interests		130	(280)

Profit for the year		3,540	2,093

Total comprehensive income/(loss) attributable to:
Equity shareholders of the Company		3,071	3,180
Non-controlling interests		137	(220)

Total comprehensive income for the year		3,208	2,960

Earnings per share attributable to the equity shareholders of the Company during the year
– Basic and diluted (RMB)	12	0.27	0.20

Dividends	11	–	–

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 December 2014

		31 December	31 December
		2014	2013
	Notes	RMB million	RMB million

Non-current assets
Intangible assets		11,500	11,490
Property, plant and equipment		109,439	92,783
Lease prepayments		2,206	2,155
Advanced payments on acquisition of aircraft		20,260	16,296
Investments in associates		1,086	1,064
Investments in joint ventures		505	433
Available-for-sale financial assets		433	411
Other long-term assets		1,957	2,369
Deferred tax assets		170	389
Derivative financial instruments		30	68

		147,586	127,458

Current assets
Flight equipment spare parts		2,259	2,305
Trade receivables	13	3,862	3,525
Prepayments and other receivables		6,394	4,058
Derivative financial instruments		5	–
Restricted bank deposits and short-term bank deposits		38	383
Cash and cash equivalents		1,355	1,995
Assets classified as held for sale		4,330	344

		18,243	12,610

Current liabilities
Sales in advance of carriage		5,064	3,535
Trade and bills payable	14	2,083	3,463
Other payables and accruals		19,215	18,146
Current portion of obligations under finance leases		4,596	2,980
Current portion of borrowings		28,676	23,285
Income tax payable		229	216
Current portion of provision for return condition checks for aircraft under operating leases		1,267	1,454
Derivative financial instruments		–	3

		61,130	53,082

Net current liabilities		(42,887)	(40,472)

Total assets less current liabilities		104,699	86,986

	31 December	31 December
	2014	2013
	RMB million	RMB million

Non-current liabilities
Obligations under finance leases	34,099	20,155
Borrowings	30,513	27,315
Provision for return condition checks for aircraft under operating leases	2,617	2,763
Other long-term liabilities	2,756	2,402
Post-retirement benefit obligations	2,822	5,615
Deferred tax liabilities	26	30
Derivative financial instruments	95	124

	72,928	58,404

Net asset	31,771	28,582

Equity
Capital and reserves attributable to the equity shareholders of the Company
– Share capital	12,674	12,674
– Reserves	17,300	14,228

	29,974	26,902

Non-controlling interests	1,797	1,680

Total equity	31,771	28,582

Notes:

1.	CORPORATE INFORMATION

China Eastern Airlines Corporation Limited (the “Company”), a joint stock company limited by shares, was incorporated in the People’s Republic of China (the “PRC”) on 14 April 1995. The address of the Company’s registered office is 66 Airport Street, Pudong International Airport Shanghai, the PRC. The Company and its subsidiaries (together, the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

The Company is majority owned by China Eastern Air Holding Company (“CEA Holding”), a state-owned enterprise incorporated in the PRC.

The Company’s shares are traded on Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange.

2.	BASIS OF PREPARATION

The financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board. These financial statements also comply with the applicable requirements of the Hong Kong Companies Ordinance relating to the preparation of financial statements, which for this financial year and the comparative period continue to be those of the predecessor Companies Ordinance (Cap. 32), in accordance with transitional and saving arrangements for Part 9 of the Hong Kong Companies Ordinance (Cap. 622), “Accounts and Audit”, which are set out in sections 76 to 87 of Schedule 11 to that Ordinance. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

As at 31 December 2014, the Group’s current liabilities exceeded its current assets by approximately RMB42.89 billion. In preparing the financial statements, the Board conducts adequate and detailed review over the Group’s going concern ability based on the current financial situation.

The Board has taken active actions to deal with the situation that current liabilities exceeded its current assets, and the Board is confident that they have obtained adequate credit facility from the banks to support the floating capital. As at 31 December 2014, the Group had total unutilised credit facilities amounted to approximately RMB44 billion from banks.

Based on the bank facility obtained by the Group, its past record of financing and the good working relationship with major banks and financial institutions, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements for the upcoming twelve months. Accordingly, the Board believes that it is appropriate to prepare these financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

3.	ACCOUNTING POLICIES

New and amended standards adopted by the Group

The Group has adopted the following revised standards and new interpretation for the first time for the current year’s financial statements.

Amendments to IFRS 10, IFRS 12 and IAS 27 (2011)	Investment Entities
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities
Amendments to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting
IFRIC-Int 21	Levies
Amendment to IFRS 2 included in Annual Improvements 2010-2012 Cycle	Definition of Vesting Condition
Amendment to IFRS 3 included in Annual Improvements 2010-2012 Cycle	Accounting for Contingent Consideration in a Business Combination
Amendment to IFRS 13 included in Annual Improvements 2010-2012	Short-term Receivables and Payables
Amendment to IFRS 1 included in Annual Improvements 2011-2013 Cycle	Meaning of Effective IFRSs

The above new and amended standards have had no material impact on the Group.

4	REVENUES

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

	Group
	2014	2013
	RMB million	RMB million

Traffic revenues	82,589	80,531
– Passenger	75,261	72,928
– Cargo and mail	7,328	7,603
Tour operations income	3,047	3,169
Ground service income	2,168	2,253
Cargo handling income	286	263
Commission income	94	93
Others	2,001	1,936

	90,185	88,245

Notes:

Before 1 January 2012, the major elements of the Group’s revenues were subject to business tax levied at rates of 3% or 5%. The Group’s revenues from the provision of international transportation services are exempted from business tax from 1 January 2010, pursuant to the notice of exemption of business tax on the provision of international transportation services (Cai Shui [2010] No. 8) jointly issued by the Ministry of Finance of the PRC (“MoF”) and the State Administration of Taxation of the PRC (“SAT”).

Pursuant to the notice of the pilot programme for the transformation of transportation and certain modern service industries from BT to VAT in all locations of China (Cai Shui [2013] No.37) issued by MoF and SAT, traffic revenue and other revenues (including ground service income, cargo handling income, commission income and part of others) generated by all provinces/cities of China are subjected to VAT levied at rates of 11% or 6% from 1 August 2013, instead of BT.

5	SEGMENT INFORMATION

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as “airline transportation operations”, which comprises the provision of passenger, cargo, mail delivery, ground service and cargo handling income.

Other services including primarily tour operations, air catering and other miscellaneous services are not included within the airline transportation operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the “other segments” column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group’s CODM. The Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (“PRC Accounting Standards”), which differ from IFRS in certain aspects. The amount of each material reconciling items from the Group’s reportable segment revenue and profit or loss, arising from different accounting policies are set out in Note 5(c) below.

The segment results for the year ended 31 December 2014 were as follows:

	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

Reportable segment revenue from external customers	86,031	3,715	–	–	89,746
Inter-segment sales	–	343	(343)	–	–

Reportable segment revenue	86,031	4,058	(343)	–	89,746

Reportable segment profit before income tax	3,946	32	–	142	4,120

Other segment information

Depreciation and amortisation	9,604	131	–	–	9,735
Impairment charges	20	2	–	–	22
Interest income	61	27	–	–	88
Finance expenses	1,707	250	–	–	1,957
Capital expenditure	35,922	464	–	–	36,386

The segment results for the year ended 31 December 2013 were as follows:

	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
					Restated**

Reportable segment revenue from external customers	84,248	3,861	–	–	88,109
Inter-segment sales	–	258	(258)	–	–

Reportable segment revenue	84,248	4,119	(258)	–	88,109

Reportable segment profit before income tax	2,044	93	–	68	2,205

Other segment information

Depreciation and amortisation	8,470	244	–	–	8,714
Impairment charges/(reversal)	186	(2)	–	–	184
Interest income	99	49	–	–	148
Finance expenses	1,368	180	–	–	1,548
Capital expenditure	24,756	310	–	–	25,066

The segment assets and liabilities as at 31 December 2014 and 31 December 2013 were as follows:

	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

At 31 December 2014
Reportable segment assets	156,786	8,679	(3,947)	2,024	163,542
Reportable segment liabilities	130,696	7,306	(3,947)	–	134,055

At 31 December 2013 (Restated**)
Reportable segment assets	133,311	7,309	(4,682)	1,908	137,846
Reportable segment liabilities	109,792	6,416	(4,682)	–	111,526

*	Unallocated assets primarily represent investments in associates and joint ventures, and available-for-sale financial assets. Unallocated results primarily represent the share of results of associates and joint ventures, and available-for-sale financial assets.

(b)	The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues by geographical areas are analysed based on the following criteria:

1)	Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, (collectively known as “Regional”)) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations.

2)	Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services are classified on the basis of where the services are performed.

	Group
	2014	2013
	RMB million	RMB million

Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	60,531	59,563
Regional (Hong Kong, Macau and Taiwan)	3,799	3,911
International	25,855	24,771

Total	90,185	88,245

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft a re deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic areas and hence segment non-current assets and capital expenditure by geographic areas are not presented. Except the aircraft, most non-current assets (except financial instruments) are registered in the PRC.

(c)	Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements:

	Group
	2014	2013
	RMB million	RMB million
		Restated**

Revenue
Reportable segment revenue	89,746	88,109
– Reclassification of business tax and expired sales in advance of carriage	521	236
– Adjustment of business combination under common control	(82)	(100)

Consolidated revenue	90,185	88,245

	Group
	2014	2013
	RMB million	RMB million
		Restated**

Profit before income tax
Reportable segment profit	4,120	2,205
– Differences in depreciation charges for aircraft and engines due to different depreciation lives	(4)	(3)
– Adjustments of business combination under common control	(3)	15

Consolidated profit before income tax	4,113	2,217

	Group
	2014	2013
	RMB million	RMB million
		Restated**

Assets
Reportable segment assets	163,542	137,846
– Differences in depreciation charges for aircraft and engines due to different depreciation lives	45	49
– Difference in intangible asset arising from the acquisition of Shanghai Airlines	2,242	2,242
– Adjustments of business combination under common control	–	(69)

Consolidated assets	165,829	140,068

	Group
	2014	2013
	RMB million	RMB million
		Restated**

Liabilities
Reportable segment liabilities	134,055	111,526
– Adjustments of business combination under common control	3	(40)

Consolidated liabilities	134,058	111,486

**	In 2014, the Group acquired a subsidiary which was under common control of CEA Holding. The acquisition of this subsidiary under common control has been accounted for using the merger method of accounting in the consolidated financial statements of the Company prepared under PRC Accounting Standards.

The merger method of accounting involves incorporating the financial statement items of the consolidating entities or businesses in which the common control combination occurs as if they had been consolidated from the date when the consolidating entities or businesses first came under the control of the controlling party.

Hence, the financial statement items of the Group prepared under PRC Accounting Standards as at 31 December 2013 were restated to reflect the inclusion of the acquiree, resulting in the restatement of the corresponding information in the Group’s reportable segment as at 31 December 2013 and for the year then ended as shown above.

6	OTHER OPERATING INCOME

	Group
	2014	2013
	RMB million	RMB million

Other operating income
– Subsidy income (Note)	3,627	2,369
– Gain on disposal of property, plant and equipment	58	356

	3,685	2,725

Note:

Subsidy income represent (i) subsidies granted by various local governments based on certain amount of tax paid; and (ii) subsidies granted by various local governments and other parties to encourage the Group to operate certain routes to cities where these governments are located.

There are no unfulfilled conditions and other contingencies related to subsidies that were recognised for the years ended 31 December 2014 and 2013.

7	GAIN ON FAIR VALUE MOVEMENTS OF DERIVATIVE FINANCIAL INSTRUMENTS

	Group
	2014	2013
	RMB million	RMB million

Gain arising from fair value movements of derivative financial instruments
– Interest rate swap contract	11	16
– Others	–	2

	11	18

8	FINANCE INCOME

	Group
	2014	2013
	RMB million	RMB million

Exchange gains, net	–	1,977
Interest income	88	148

	88	2,125

9	FINANCE COSTS

	Group
	2014	2013
	RMB million	RMB million

Interest on bank borrowings	1,257	1,191
Interest relating to obligations under finance leases and post-retirement benefits	722	335
Interest on bonds and debentures	509	339
Interest relating to bills payable	92	75

	2,580	1,940

Exchange losses, net (Note(b))	203	–

Less: amounts capitalised into advanced payments on acquisition of aircraft (Note(a))	(606)	(385)
amounts capitalised into construction in progress (Note(a))	(17)	(6)

	2,160	1,549

Note:

(a)	The average interest rate used for interest capitalisation was 2.69% per annum for the year ended 31 December 2014 (2013: 2.75%).

(b)	The exchange losses primarily related to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases.

10	INCOME TAX EXPENSE

Income tax charged to the consolidated profit or loss is as follows:

	Group
	2014	2013
	RMB million	RMB million

Provision for PRC income tax	484	347
Deferred taxation	89	(223)

	573	124

Pursuant to the “Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Issues Concerning Relevant Tax Policies for Enhancing the Implementation of Western Region Development Strategy” (Cai Shui [2011] No.58), and other series of tax regulations, the enterprises, located in the western regions and engaged in the industrial activities as listed in the “Catalogue of Encourage d Industries in Western Regions”, will be entitled to a reduced income tax rate of 15% from 2011 to 2020 upon approval from tax authorities. In 2012, China Eastern Yunnan Airlines Co., Ltd. (“CEA Yunnan”), a subsidiary of the Group, obtained approval from tax authorities and enjoys the reduced tax rate of 15% from 1 January 2011.

The Company and subsidiaries except for those incorporated in Hong Kong, which are subject to Hong Kong corporate income tax rate of 16.5% (2013: 16.5%), are generally subject to the PRC standard corporate tax rate of 25% (2013: 25%).

11	DIVIDENDS

The Board has not recommended any dividend for the year ended 31 December 2014 (2013: Nil).

12	EARNINGS PER SHARE

The calculation of basic earnings per share was based on the profit attributable to equity shareholders of the Company of RMB3,410 million (2013: RMB2,373 million) and the weighted average number of shares of 12,674,269,000 (2013: 12,091,881,000) in issue during the year ended 31 December 2014. The Company had no potentially dilutive options or other instruments relating to the ordinary shares.

13	TRADE RECEIVABLES

The credit terms given to trade customers are determined on an individual basis.

The aging analysis of trade receivables was as follows:

	Group
	2014	2013
	RMB million	RMB million

Within 90 days	1,539	2,772
91 to 180 days	1,774	610
181 to 365 days	456	148
Over 365 days	299	193

	4,068	3,723
Less: provision for impairment of receivables	(206)	(198)

Trade receivables	3,862	3,525

14	TRADE AND BILLS PAYABLE

The aging analysis of trade payables and bills payable was as follows:

	Group
	2014	2013
	RMB million	RMB million

Within 90 days	764	2,310
91 to 180 days	309	245
181 to 365 days	240	416
1 to 2 years	420	172
Over 2 years	350	320

	2,083	3,463

B.	PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS

CONDENSED CONSOLIDATED PROFIT OR LOSS

For the year ended 31 December 2014

	2014	2013
	RMB million	RMB million
		Restated*

Revenue	89,746	88,109
Less: Cost of operation	(79,645)	(80,455)
Taxes and surcharges	(107)	(305)
Selling and distribution expenses	(5,788)	(5,909)
General and administrative expense	(2,451)	(2,838)
Finance expenses, net	(2,286)	440
Impairment loss	(22)	(184)
Add: Fair value gain	11	18
Investment income	142	68

Operating profit	(400)	(1,056)
Add: Non-operating income	4,609	3,319
Less: Non-operating expenses	(89)	(58)

Total profit	4,120	2,205
Less: Income tax	(573)	(126)

Net profit	3,547	2,079

Attribute to:
– Equity shareholders of the Company	3,417	2,358
– Non-controlling interests	130	(279)

	3,547	2,079

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

For the year ended 31 December 2014

	2014	2013
	RMB million	RMB million
		Restated*

Assets
Current assets	18,243	12,683
Long-term investment	1,591	1,494
Fixed assets and construction in progress	129,654	109,029
Goodwill	9,028	9,028
Intangible assets and non-current assets	4,856	5,223
Deferred tax assets	170	389

Total assets	163,542	137,846

Liabilities and equity
Current liabilities	61,127	53,122
Non-current liabilities	72,902	58,374
Deferred tax liabilities	26	30

Total Liabilities	134,055	111,526

Equity shareholders of the Company	27,696	24,646
Non-controlling interests	1,791	1,674

Total equity	29,487	26,320

Total liabilities and equity	163,542	137,846

C.	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND PRC ACCOUNTING STANDARDS

	2014	2013
	RMB million	RMB million
		Restated*

Consolidated profit attributable to equity shareholders of the Company

As stated in accordance with PRC
Accounting Standards	3,417	2,358

Impact of IFRS and other adjustments:
– Difference in depreciation charges for aircraft and engines due to different depreciation lives and revaluation	(4)	(3)
– Adjustment of business combination under common control	(3)	18

As stated in accordance with IFRS	3,410	2,373

	2014	2013
	RMB million	RMB million
		Restated*

Consolidated net assets attributable to equity shareholders of the Company

As stated in accordance with PRC
Accounting Standards	27,696	24,646

Impact of IFRS and other adjustments:
– Intangible assets(goodwill)	2,242	2,242
– Difference in depreciation charges for aircraft and engines due to different depreciation lives and revaluation	45	49
– Adjustment of business combination under common control	–	(29)
– Non-controlling interests	(6)	(6)
– Others	(3)	–

As stated in accordance with IFRS	29,974	26,902

*	In 2014, the Group acquired a subsidiary which was under common control of CEA Holding. The acquisition of this subsidiary under common control has been accounted for using the merger method of accounting in the consolidated financial statements of the Company prepared under PRC Accounting Standards.

The merger method of accounting involves incorporating the financial statement items of the consolidating entities or businesses in which the common control combination occurs as if they had been consolidated from the date when the consolidating entities or businesses first came under the control of the controlling party.

Hence, the financial statement items of the Group prepared under PRC Accounting Standards as at 31 December 2013 were restated to reflect the inclusion of the acquiree.

SUMMARY OF SELECTED OPERATING DATA

	As at 31 December
	2014	2013	Change

Capacity
ATK (available tonne – kilometres) (millions)	22,538.50	21,714.78	3.79%
– Domestic routes	12,025.72	11,572.95	3.91%
– International routes	9,703.57	9,377.23	3.48%
– Regional routes	809.21	764.60	5.83%

ASK (available seat – kilometres) (millions)	160,585.07	152,075.22	5.60%
– Domestic routes	110,381.01	104,459.31	5.67%
– International routes	44,445.16	42,181.19	5.37%
– Regional routes	5,758.90	5,434.72	5.96%

AFTK (available freight tonne – kilometres) (millions)	8,085.84	8,028.01	0.72%
– Domestic routes	2,091.43	2,171.61	-3.69%
– International routes	5,703.50	5,580.93	2.20%
– Regional routes	290.91	275.47	5.60%

Hours flown (thousands)	1,625.14	1,540.39	5.50%

Traffic
RTK (revenue tonne – kilometres) (millions)	16,122.38	15,551.78	3.67%
– Domestic routes	8,726.35	8,321.46	4.87%
– International routes	6,883.12	6,749.46	1.98%
– Regional routes	512.91	480.85	6.67%

RPK (revenue passenger – kilometres) (millions)	127,749.87	120,461.13	6.05%
– Domestic routes	88,191.50	82,811.97	6.50%
– International routes	35,191.49	33,600.01	4.74%
– Regional routes	4,366.89	4,049.14	7.85%

RFTK (revenue freight tonne – kilometres) (millions)	4,802.43	4,857.18	-1.13%
– Domestic routes	898.69	959.29	-6.32%
– International routes	3,776.09	3,774.61	0.04%
– Regional routes	127.66	123.28	3.55%

	As at 31 December
	2014	2013	Change

Number of passengers carried (thousands)	83,811.48	79,093.68	5.96%
– Domestic routes	71,004.87	67,142.33	5.75%
– International routes	9,649.06	8,991.71	7.31%
– Regional routes	3,157.55	2,959.64	6.69%

Weight of freight carried (kg) (millions)	1,363.37	1,410.29	-3.33%
– Domestic routes	660.63	697.53	-5.29%
– International routes	599.82	613.56	-2.24%
– Regional routes	102.92	99.20	3.75%

Load factors
Overall load factor (%)	71.53	71.62	-0.09 pts
– Domestic routes	72.56	71.90	0.66 pts
– International routes	70.93	71.98	-1.05 pts
– Regional routes	63.38	62.89	0.49 pts

Passenger load factor (%)	79.55	79.21	0.34 pts
– Domestic routes	79.90	79.28	0.62 pts
– International routes	79.18	79.66	-0.48 pts
– Regional routes	75.83	74.51	1.32 pts

Freight load factor (%)	59.39	60.50	-1.11 pts
– Domestic routes	42.97	44.17	-1.20 pts
– International routes	66.21	67.63	-1.42 pts
– Regional routes	43.88	44.75	-0.87 pts

Unit revenue index*
Revenue tonne – kilometres yield (RMB)	5.282	5.178	2.00%
– Domestic routes	6.275	6.226	0.80%
– International routes	3.851	3.680	4.64%
– Regional routes	7.574	8.077	–6.23%

Passenger – kilometres yield (RMB)	0.608	0.605	0.50%
– Domestic routes	0.608	0.610	–0.41%
– International routes	0.587	0.564	4.18%
– Regional routes	0.788	0.846	–6.87%

Freight tonne – kilometres yield (RMB)	1.545	1.565	–1.27%
– Domestic routes	1.271	1.303	–2.48%
– International routes	1.546	1.562	–1.04%
– Regional routes	3.470	3.707	–6.39%

*	In calculating unit revenue index, the relevant revenue includes income generated from co-operation routes.

Fleet Structure

The Group has been continuously optimising its fleet structure in recent years. In 2014, the Group introduced a total of 75 aircraft of four major models including B777 series, B737 series, A330 series and A320 series and surrendered a total of 43 aircraft of various models, including A300 series and CRJ200 aircraft. With the introduction of B777 series aircraft and the entire retirement of A300 series and CRJ200 aircraft, the variety of aircraft models of the Group’s fleet have been further streamlined and the fleet structure has been made younger.

As at 31 December 2014, the Group operated a fleet of 515 aircraft, which included 485 passenger aircraft, 12 freighters and 18 business aircraft held under trust.

(Units)

Fleet structure as at 31 December 2014
		Self-owned
		and under	Under		Average
		finance	operating		fleet age
No.	Model	lease	lease	Sub-total	(Years)

Total number of passenger aircraft		347	138	485	6.06

Wide-body aircraft		48	10	58	5.56
1	B777-300ER	4	–	4	0.2
2	B767	6	–	6	13.8
3	A340-600*	4	–	4	10.9
4	A330-300	9	7	16	7.3
5	A330-200	25	3	28	2.8

Narrow-body aircraft		299	128	427	6.13
6	A321	39	–	39	4.5
7	A320	113	41	154	6.4
8	A319	24	5	29	3.7
9	B757-200*	4	1	5	9.7
10	B737-800	44	68	112	4.4
11	B737-700	49	13	62	7.2
12	B737-300*	16	–	16	17.4
13	EMB-145LR*	10	–	10	8.3

Total number of freighters		2	10	12	6.07

14	B747-400ER	2	2	4	7.5
15	B757-200F*	–	2	2	8.5
16	B777F	–	6	6	4.3

Total number of passenger aircraft and freighters		349	148	497	6.1

Business aircraft held on trust				18

Total number of aircraft				515

*	A340-600, B737–300, B757 series and EMB-145LR will be retired from the Company’s fleet in the coming years.

REPORT OF THE BOARD

Business Overview

In 2014, the global economy shambled towards recovery circuitously and major economies became increasing diversified. The global air transportation market showed diversified trends due to the worldwide uneven growth of the economy. Benefiting from factors such as the continued growth of the Chinese economy, improved domestic consumption trends and demand for leisure travel and consumption, demand from domestic aviation market continued to grow. However, industry capacity accelerated rapidly with intensified competition in core markets. Facing the complicated business environment, the Group, on the precondition of securing safe operation, has been strengthening passenger and freight transportation marketing, continuously improving service quality, stringently controlling cost and steadily pushing for transformation. As a result, the Group achieved favourable results of operations.

In 2014, the Group recorded operating revenue of RMB90,185 million, representing an increase of 2.20% from the last year. Net profit attributable to the parent company was RMB3,410 million, representing an increase of 43.70% from the last year.

Review of Operations

Safe operation

The Group places great emphasis on ongoing safe operation. In 2014, the Group continued to facilitate the construction and application of the Safety Management System (SMS) and strictly implementing risk management. The Group also put greater efforts in safety inspection and supervision as well as fulfillment of responsibilities in relation to safety enhancement. The Group enhanced its flight training management and commenced specialised training covering pilots management and transition to B777-300ER aircraft to reinforce the foundations of flight safety. Emphasizing technology applications, the Group established a research institute of flight safety technology application to provide intellectual support to the Group’s ongoing safe operations. In 2014, the Group had 1,625,140 hours and 713,500 flights flown, which increased by 5.50% and 3.90%, respectively over the same period last year.

Passenger transportation marketing

Facing unfavourable factors such as geopolitical instability, decreasing demand from high-end business travelers and formation of a high–speed railway network, the Group has proactively responded and maintained growth in its passenger transportation business. Passenger revenue amounted to RMB75,261 million, representing an increase of 3.20% from the same period last year.

In 2014, the Group adopted a scientific approach in formulating its flight plans and flexibly adjusted its operating capability according to peak and off-peak seasons and market changes. The Group enhanced the establishment of its sales control platform, optimised cabin seat configuration and tightened control over the authority of sales personnel and improved the income level. The Group adjusted and optimised aircraft models for international routes, and further enhanced marketing capabilities of its overseas sales team. The Group put greater effort in products research and development, enriched and promoted its first and business class products and value-added products. Utilising mobile network platforms and digital marketing, sales channels were expanded to increase the proportion of direct sales. In 2014, the number of newly registered members of the mobile application grew by 425,245 members or by 3.2 times from the same period last year while the proportion of revenue from direct sales increased by 5.4%. Through proactively developing its corporate customers and frequent flyer members, the Group optimised its customer structure. As at the end of 2014, the Group’s total number of corporate customers reached 5,550, representing an increase of 11.24% from the same period last year, and its total number of frequent flyer members amounted to 22.84 million.

Hub Development

With Shanghai as a core hub and Kunming and Xi’an as regional hubs, the Group continued to expand its route network to provide additional connecting opportunities and consolidate its market influence in these three major hubs. New routes from Pudong to Toronto and Auckland were introduced at Shanghai Pudong hub while flight frequency for international routes to New York, Los Angeles, London and Paris was increased to enlarge the coverage of the Shanghai hub network. The Kunming hub launched a new route from Kunming to Paris, which is the first inter-continental route in Yunnan Province, and continued to optimise route network and flight schedules for Kunming to East Asia, Southeast Asia and West Asia. The Group proactively utilised above-plateau aircraft to expand its above-plateau route network and the flight destinations of Xi’an hub were increased to 70.

In 2014, the Group accounted for 48.9%, 37.3%, 41.3% and 30.7% of the total market share at Shanghai Hongqiao International Airport, Shanghai Pudong International Airport, Kunming Airport and Xi’an Airport, respectively, in terms of total flight departures and arrivals, and accounted for 47.3%, 34.7%, 37.6% and 30.3% of the total market share at Shanghai Hongqiao International Airport, Shanghai Pudong International Airport, Kunming Airport and Xi’an Airport, respectively, in terms of passenger throughput. The Group continued to maintain relatively strong influence in its market at Shanghai core hub and Kunming and Xi’an regional hubs. The differences in market share between the above two statistics was mainly affected by factors such as aircraft models and flight frequency.

The Group proactively promoted international cooperation among members and non-members airlines of SkyTeam Alliance at various levels and expanded its route network to increase its brand recognition. The Group implemented transit service cooperation with China Airlines, Delta Airlines and Air France between different terminals at Shanghai Pudong International Airport. By optimising transit connection with Delta Airlines, joint sales were facilitated. By increasing the number of code-share flights, co-operations with Air France were enhanced. By establishing joint operation with Qantas, cooperation on the China-Australia route was comprehensively improved.

Service Quality

Adhering to the service philosophy of “Customer-Oriented and Dedicated Service”, the Group enhanced basic service management, formulated a three-year service plan to optimise the Company’s “Service Manual”, and improved the evaluation system for service quality on an ongoing basis.

The Group continuously enhanced its product quality based on a customer-oriented approach. By utilising information technology to establish a convenient online service platform, the Group was able to promote self check-in. Self check-in rates of domestic flights increased to 40%. Through launching intelligent customer service platforms on its official website, WeChat and Weibo, communication channels with travelers were expanded. The implementation of irregula flight service and program of enhancing baggage transportation service led to the improvement of the notification rate of irregula flight service and quality of baggage transportation, which improved overall customer experiences.

In September 2014, the Group introduced B777 aircraft, which is equipped with advanced cabin facilities. Focusing on the B777 aircraft and assessing needs from the perspective of a passenger’s flight experience, the Group service flow, in-flight catering, in-flight supplies and entertainment system are well-designed to provide comprehensive services and demonstrate the Group’s advanced service quality. Meanwhile, the Group upgraded and modified cabin configuration of aircraft for other long-and-medium routes to further improve cabin environment. The Group continuously increased service input, advanced renovation of VIP lounges and establishment of lounges for the first and business classes at Shanghai, Beijing, Chengdu, Lanzhou, Jinan and Nanjing airports and thus, provided passengers with a more comfortable experience.

Freight transportation and logistics

In 2014, the global aviation freight transportation business recovered slowly. The Group achieved relatively significant improvement in results by controlling flight capacity and enhancing marketing efforts. The Group further streamlined its fleet of freighters and terminated the leases of two older freighters in order to reduce operating costs. By improving the utilisation rate of freighters and providing flexible flight capacity options, the Group’s market share in Europe and America was stabilised. The Group has also established a regional freight hub in Zhengzhou by launching cargo flights from Zhengzhou to Amsterdam and Chicago and establishing a Zhengzhou-based regulated truck delivery network which covered 28 locations in China. The Group also refined its cabin management by enhancing its management on capacity and fares.

Meanwhile, the Group proactively promoted the transformation of freight transportation and logistics business and expanded value-added businesses such as logistics integration and express delivery. The Group established a logistics resources bank which covers 510 suppliers with domestic suppliers generally covering the entire country. The Group also completed the layout of international suppliers network in four major regions, including Shanghai, Europe, America and Southeast Asia. The Group also proactively participated in cross-border e-commerce business by providing logistics solutions for cross-border e-commerce and completing self-development of the “cross-border e-commerce logistics business system”. The Group enhanced global trading procurement and imported the best and freshest in-season products from regions such as North America and South America.

Cost Control

The Group continued to intensify comprehensive budget management and enhance follow-up tracking of budget items in order to improve the accuracy of budget control. With continuous optimisation of its fleet and routes, fuel consumption was reduced and aircraft fuel costs were lowered. The Group strengthened its management for termination of aircraft leases and engine repairs, with the goal of lowering aircraft maintenance costs. The Group strictly controlled new staff recruitment, optimised the retirement schemes, improved labour efficiency and strengthened labour cost management. The Group also strengthened capital management to improve capital utilisation efficiency with a focus on capital management of subsidiaries and overseas operating units. The Group also diversified its financing channels and reduced financing costs. In 2014, the Company issued RMB3.3 billion of offshore RMB-denominated bonds and RMB4 billion of PRC super short-term commercial paper at relatively low costs.

Reform and Transformation

In 2014, the Group continued its various efforts in deepening reform and transformation in various operations. In order to proactively respond to the trend of rapid development of domestic and international low-cost airlines, the Group transformed China United Airlines, a wholly-owned subsidiary of the Group, into a low-cost airline in July 2014 and commenced an innovative way of simultaneously operating both full service carrier and low-cost carrier. We have adopted an innovative asset management model and established 東航技術有限公司 (Eastern Airlines Technology Co. Ltd.) to explore the transformation of supporting assets to operational assets. The Group also attempted to establish in-flight internet access, and in July 2014, the Group completed trial operations of the first WIFI-equipped commercial passenger flight in Mainland China. In December 2014, an e-commerce company was established to carry out planning and integration of various products and service resources to provide customers with one-stop travel-related integrated products and service solutions.

Brand and Social Responsibilities

While pursuing sustainable enterprise development, the Group has adopted a social responsibility philosophy with respect to corporate decision making and operations, which seeks to unify corporate development and social responsibility.

In 2014, the Group has adopted the new company logo of CEA with four B777 aircraft painted with the new logo and commenced operations to demonstrate a brand new corporate image. The Group’s “accurate, exquisite, refined and wonderful” service has been increasingly and positively recognised by passengers. The Group completed the significant transportation assurance tasks for charter flights for the Conference on Interaction and Confidence-Building Measures in Asia (CICA), Youth Olympic Games, APEC meeting and West Africa Anti-Ebola Event and the Group earned high praise from the public.

The Group’s charity service campaign “Love at China Eastern Airlines” was awarded the Gold Award at the 首屆中國青年志願者服務項目大賽 (First Chinese Young Volunteers Services Contest). In 2014, the “Love at China Eastern Airlines” campaign have organized activities such as visiting welfare and nursing homes, subsidising Hope Schools and schools for urban and rural migrant workers’ children and caring for children at schools for hearing-speaking impaired, voluntary blood donation, environmental protection and activities which promote public code of conduct. 4,649 projects were launched with a staff and members participation count of 248,860, serving a total of 193,187 people. Through interaction with the community, the Group has established a charity brand image of “delivering love and serving the community”.

In 2014, the Group was recognised as “Top 50 Most Valuable Chinese Brands” by WPP, a global brand communication firm; awarded the “China Securities Golden Bauhinia Award” and ranked first as the “Best Listed Company Award” by Ta Kung Pao in Hong Kong for three consecutive years; and ranked among top 10 in terms of “Most Competitive Asia Airline 2014” and “Most Popular Asia Airline 2014” in the 5th World Airline Competitiveness Rankings.

Operating Revenues

In 2014, there was an increase in the Group’s passenger revenues, which amounted to RMB75,261 million, representing an increase of 3.2% from the previous year, and accounted for 91.13% of the Company’s traffic revenues in 2014. Passenger traffic volume was 127,749.87 million passenger-kilometres, representing a 6.1% increase from the previous year.

The passenger traffic volume of the Group’s domestic routes was 88,191.50 million passenger-kilometres, representing an increase of 6.5% from the previous year. Compared to 2013, domestic passenger revenues increased by 2.16% to RMB51,647 million, accounting for 68.62% of the Group’s passenger revenues.

The passenger traffic volume of the Group’s international routes was 35,191.49 million passenger-kilometres, representing a 4.7% increase from the previous year. Compared to 2013, international passenger revenues increased by 7.16% to RMB20,301 million, accounting for 26.97% of the Group’s passenger revenues.

The passenger traffic volume of the Group’s regional routes was 4,366.89 million passenger-kilometres, representing an increase of 7.8% from the previous year. Compared to 2013, regional passenger revenues decreased by 3.33% to RMB3,313 million, accounting for 4.40% of the Group’s passenger revenues.

In 2014, cargo and mail traffic revenues amounted to RMB7,328 million, representing a decrease of 3.62% from the previous year, and accounting for 8.87% of the Company’s traffic revenues in 2014. Cargo and mail traffic volume was 4,802.43 million tonne-kilometres, representing a decrease of 1.1% from last year.

In 2014, other revenues were RMB7,596 million, representing a decrease of 1.53% from the previous year, primarily due to a decrease in the income from tour operations and ground services of the Company.

Operating Expenses

In 2014, the Group’s total operating cost was RMB87,812 million, representing a decrease of 1.77% from previous year.

Analysis of the changes in other items under operating costs of the Group is set out as follows:

Aircraft fuel costs accounted for the most substantial part of the Group’s operating costs. In 2014, the average price of fuel decreased by 4.73% compared to that of last year. The Group’s total aviation fuel consumption was approximately 4,757,400 tonnes, representing an increase of 3.45% from last year. Jet fuel expenditures of the Group reached RMB30,238 million, representing a decrease of 1.44% from last year.

Take-off and landing charges amounted to RMB9,440 million, or an increase of 2.72% from last year, and was primarily due to the increase in the number of take-off and landings from last year.

Gain on fair value movements of derivative financial instruments was RMB11 million, representing a decrease of 38.89% from previous year.

Depreciation and amortisation amounted to RMB9,183 million, representing an increase of 11.63% from last year, and was primarily due to the addition of new aircraft and engines.

Wages, salaries and benefits amounted to RMB11,270 million, representing a decrease of 16.23% from last year, and was primarily due to changes to the Company’s retirement benefit policies.

Aircraft maintenance expenses amounted to RMB4,453 million, representing a decrease of 5.05% from last year, and was primarily due to the enhancement in the Company’s aircraft maintenance abilities and a decrease in the number of aircraft under material repairs.

Food and beverage expenses were RMB2,364 million, representing an increase of 4.23% from last year, and was primarily due to the increased passengers.

Aircraft operating lease rentals amounted to RMB4,502 million, representing a decrease of 2.24% from last year, and was primarily due to a decrease in the number of aircraft held through operating leases.

Other operating lease rentals amounted to RMB637 million, representing a decrease of 6.19% from last year, and was primarily due to a decrease in leasehold properties.

Selling and marketing expenses were RMB4,120 million, representing a decrease of 0.46% from last year, and was primarily due to decreased basic standards of handling fees of agency businesses.

The amount of civil aviation infrastructure levies payable to the Civil Aviation Administration of China (“CAAC”) was RMB1,656 million, representing an increase of 5.75% compared to last year. This increase was primarily due to an increase in miles flown during the year.

Ground service and other expenses were RMB4,998 million, representing a decrease of 2.10% over the previous year. The decrease was primarily due to a decrease in corresponding expenses following a decrease in the income from tour operations and ground services of the Company.

Indirect operating expenses were RMB4,950 million, representing an increase of 7.07% compared to last year. This was primarily attributable to an increase in corresponding expenses following the expansion of fleet of the Company.

Other operating income

In 2014, other operating income of the Group amounted to RMB3,685 million, which represented an increase of 35.23% from last year, primarily due to an increase in income from co-operation routes of the Company.

Finance Income/Costs

In 2014, the Group’s finance income was RMB88 million, which is a decrease of 95.86% from RMB2,125 million of the same period last year. Finance costs amounted to RMB2,160 million, representing an increase of 39.44% from last year. The above fluctuations primarily due to the Group recording net exchange losses in 2014 as compared to net exchange gains in the same period last year, leading to the substantial year-on-year increase of finance costs for the period.

Profit

As a result of the foregoing, the Group’s profit attributable to the equity shareholders of the Company in 2014 was RMB3,410 million, representing a 43.70% increase as compared to the Group’s profit attributable to the equity shareholders of the Company of RMB2,373 million in 2013. This results was also primarily due to the continuous improvement of the Group’s operating abilities and the decrease of jet fuel prices, as well as adjustments to the retirement benefit policies of our employees.

Liquidity and Capital Structure

The Group generally finances its working capital requirements through business operations and short-term bank loans. As at 31 December 2014 and 2013, the Group’s cash and cash equivalents amounted to RMB1,355 million and RMB1,995 million, respectively. Net cash inflow generated from the Group’s operating activities was RMB12,295 million and RMB10,806 million, respectively, for 2014 and 2013. Capital expenditures for the purchase of aircraft were partly funded by internal funds, the balance of which was mainly financed by long-term and short-term borrowings and finance leasing. In 2014 and 2013, the Group’s net cash outflow from investment activities was RMB24,033 million and RMB17,028 million, respectively. In 2013, net cash inflow from the Group’s financing activities was RMB5,730 million. In 2014, net cash inflow from the Group’s financing activities was RMB11,112 million, which was primarily due to new substantial borrowings and finance leases during the period.

The Group generally operates with net current liabilities. As at 31 December 2014, the Group’s current liabilities exceeded its current assets by RMB42,887 million. The Group has been and believes it will continue to be capable of financing its working capital requirements by obtaining loans from banks and various financing means such as the issuance of bonds.

The Group monitors its capital on the basis of its debt ratio, which is calculated as total liabilities divided by total assets. As at 31 December 2014, the debt ratio of the Group was 80.84%.

As at 31 December 2014 and 2013, the Group’s borrowings payable within one year were RMB28,676 million and RMB23,285 million, respectively. As at 31 December 2014, the Group’s borrowings payable from one to two years, from three to five years and beyond five years were RMB8,801 million, RMB10,868 million and RMB10,844 million, respectively, as compared to RMB6,606 million, RMB9,952 million and RMB10,758 million, respectively, as at 31 December 2013.

As at 31 December 2014, the Group’s borrowings comprised USD-denominated borrowings of USD7,025 million and RMB-denominated borrowings of RMB16,205 million. Fixed-rate borrowings accounted for 36.98% of the total borrowings, and floating-rate borrowings accounted for 63.02% of the total borrowings. As at 31 December 2013, the Group’s borrowings comprised USD-denominated borrowings of USD5,776 million and RMB-denominated borrowings of RMB15,386 million. Fixed-rate borrowings accounted for 28.38% of the total borrowings, and floating-rate borrowings accounted for 71.62% of the total borrowings.

The Group’s obligations under finance leases as at 31 December 2014 and 2013 were RMB38,695 million and RMB23,135 million, respectively. As at 31 December 2014, the Group’s lease obligations payable within two years, from three to five years and beyond five years were RMB9,007 million, RMB11,482 million and RMB18,206 million, respectively, as compared to RMB5,945 million, RMB8,651 million and RMB8,539 million, respectively, as at 31 December 2013. The Group’s obligations under finance leases comprised only floating-rate obligations.

As at 31 December 2014, the Group’s obligations under finance leases comprised USD-denominated obligations of USD5,954 million, SGD-denominated obligations of SGD201 million, HKD-denominated obligations of HKD1,203 million and JPY-denominated obligations of JPY7,309 million. As at 31 December 2013, the Group’s obligations under finance leases comprised USD-denominated obligations of USD3,076 million, SGD-denominated obligations of SGD224 million, HKD-denominated obligations of HKD1,336 million and JPY-denominated obligations of JPY8,222 million.

Interest Rate Fluctuation

The Group’s total interest-bearing liabilities (including long-term and short-term borrowings, finance leases payable and bonds payable) as at 31 December 2014 and 2013 were RMB97,884 million and RMB73,736 million, respectively, of which short-term liabilities accounted for 33.99% and 35.62%, respectively, for those years. Most of the long-term interest-bearing liabilities were liabilities with floating interest rates. Both of the short-term liabilities and the long-term interest-being liabilities were affected by fluctuations in current market interest rates.

The Group’s interest-bearing liabilities were primarily denominated in USD and RMB. As at 31 December 2014 and 2013, the Group’s liabilities denominated in USD accounted for 81.14% and 75.61%, respectively, of total liabilities while liabilities denominated in RMB accounted for 16.56% and 20.88%, respectively, of total liabilities. Fluctuations in the USD and RMB interest rates have and will continued to have significant impact on the Group’s finance costs. As at 31 December 2013, the notional amount of the outstanding interest rate swap agreements was approximately USD844 million. As at 31 December 2014, such amount was USD801 million and these agreements will expire between 2015 and 2024.

Exchange Rate Fluctuation

As at 31 December 2014, the Group’s total interest-bearing liabilities denominated in foreign currencies, converted to RMB, amounted to RMB81,679 million, of which USD liabilities accounted for 97.24% of the total amount. Therefore, a significant fluctuation in foreign exchange rates will subject the Group to significant foreign exchange loss/gain arising from the translation of foreign currency denominated liabilities, which will also affect the profitability and development of the Group. The Group typically uses hedging contracts for foreign currencies to reduce the foreign exchange risks for foreign currency revenue generated from ticket sales and expenses to be paid in foreign currencies. The Group’s foreign currency hedging contracts mainly involve the sales of JPY and the purchase of USD at fixed exchange rates. As at 31 December 2013, foreign currency hedging contracts held by the Group amounted to a notional amount of USD38 million. Such amount was USD39 million as at 31 December 2014, and will expire between 2015 and 2017.

In 2014, the Group’s net foreign exchange losses were RMB203 million. In 2013, the Group’s net foreign exchange gains were RMB1,977 million.

Fluctuation of Fuel Prices

In 2014, assuming constant factors, if the average price of jet fuel had increased or decreased by 5%, jet fuel costs of the Group would have increased or decreased by approximately RMB1,512 million.

In 2014, the Group did not engage in any aviation fuel hedging activities.

RISK ANALYSIS

1.	Macro-economic Risk

The aviation transportation industry is closely related to macro-economic development. Civil aviation transportation industry is more sensitive to macro-economic climate, which directly affects the development of economic activities, disposable income of residents and changes in amount of import and export activity. These factors will in turn affect the demand for passenger and cargo services. If the macroeconomic climate, worsens, the Company’s results of operations and financial condition may be adversely affected.

2.	Policy and Regulation Risk

The aviation transportation industry is relatively sensitive to policies and regulations. Changes in domestic and foreign economic environment and the continuous development of aviation industry could result in the relevant laws and regulations and industry policies to be adjusted accordingly. Such changes may, to a certain extent, result in uncertainties to the future operating results of the Company.

3.	Flight Safety Risk

Flight safety is the principle and foundation for airlines to maintain normal operations and good reputation. Bad weather, mechanical failure, human errors, aircraft and equipment irregularities or failures and other force majeure events may have an adverse effect on the flight safety of the Company.

4.	Human Resources Risk

Various airlines have continued to increase investment in flight capacity and newly-established airlines have launched their operations. This contributed to competition among domestic airlines for core technical staff such as pilots, cabin crew, operations and control staff as well as major management personnel. If the core technical human resources reserves are unable to sufficiently to address the outflow of core personnel, or fail to adequately respond to the rapid growth of the Company’s operational scale, the business and operations of the Company may be adversely affected.

5.	Competition Risk

With the liberalisation of the domestic aviation market, development of low-cost airlines and the strengthening position of leading international airlines, future competition in the domestic and overseas aviation transportation industries will be intensified and may adversely affect the results of operations and revenue of the Company.

There is a certain level of overlap between the railway transportation, road transportation and air transportation in respect of medium to short distance transportation means. With the development of railway and road transportation network, the domestic civil aviation market may be affected. Certain of the Company’s routes will experience continuous competitive pressure.

6.	Risk Associated with the Fluctuation of Fuel Prices

Jet fuel is one of the major expenses of airlines. The fluctuations of international crude oil prices and adjustments on domestic jet fuel prices have an impact on the Company’s profitability. Therefore, significant fluctuations of future oil prices in the international markets or adjustments on domestic jet fuel prices may have a significant impact on the Company’s results of operations.

7.	Interest Rate Fluctuation Risk

The majority of the Company’s liabilities are attributable to USD-denominated liabilities and RMB-denominated liabilities resulting from introduction of aircraft and engines. Therefore, changes in interest rates of USD and RMB may increase repayment costs of the Company’s existing loans that carry floating interest rates, as well as future finance costs, which in turn may affect the implementation of material operating plans regarding the introduction of aircraft and the results of operations and financial and condition of the Company.

8.	Exchange Rate Fluctuation Risk

Fluctuations in the foreign currency exchange rates against RMB may lead to foreign exchange loss/gain arising from the translation of foreign currency such as USD, denominated liabilities of the Company and increase in overseas purchase costs, which will materially affect the results of operations of the Company.

9.	Information Technology Safety Risk

The network information system of the Company covers all operational process, from front-end service to back-office support and imposes new requirements on traditional management and work processes of the Company. If there are any design discrepancies, operation default or interruption in the network information system of the Company, or if it experiences external network attacks, the Company’s business and operations may be affected or result in leakage of customers’ data. The occurrence of any of the foregoing may have an adverse effect on the brand image of the Company. Future upgrades of information technology that are required will challenge the reliability of the Company’s existing systems.

10.	Development and Transformation Risk

While the Company expands to new international markets and carries out external investments or mergers and acquisition, it may face risks including business decision-making, foreign laws and managements, which may affect the results of implementing the development strategies of the Company.

During the process of transformation, the Company will explore the e-commerce market to reduce aviation operation costs and innovative asset management methods, with new requirements for the overall operating management abilities of the Company. The Company may be unable to achieve expected goals.

11.	Suppliers Risk

The aviation transportation industry requires high technology and high operating costs. There are limited available suppliers in respect of key operating resources including aircraft, engines, flight spare parts, jet fuel and information technology services. Airlines generally obtain operating resources through centralised purchases to reduce operating costs. If the Company’s major suppliers are adversely affected, this may have an adverse impact on the business and operations of the Company.

12.	Other Force Majeure and Unforeseeable Risks

The aviation transportation industry is highly sensitive to external factors. Natural disasters, public health emergencies, terrorist attacks and political instability may affect the normal operation of airlines. Flight suspension, decrease in passenger capacity and income, as well as increased safety and insurance costs may adversely affect the business and operations of the Company.

Pledges on Assets and Contingent Liabilities

The Group generally finances the purchases of aircraft through finance leases and bank loans secured by its assets. As at 31 December 2013, the value of the Group’s assets used to secure certain bank loans was RMB24,306 million. As at 31 December 2014, the value of the Group’s assets used to secure certain bank loans was RMB23,117 million, representing a decrease of 4.89% compared to last year.

As at 31 December 2014, the Group had no significant contingent liabilities.

Capital Expenditure

The Company’s capital expenditure comprises of aircraft, engines, aviation equipment and other fixed assets and investments, which mainly includes aircraft, engines and aviation equipment. According to the agreements entered into in relation to aircraft, engines and aviation equipment, as at 31 December 2014, we expect our future capital expenditures for aircraft, engines and aviation equipment to be, in the aggregate, approximately RMB105,011 million, including approximately RMB25,830 million in 2015 and RMB18,249 million in 2016, in each case subject to contractual changes or any change relating to inflation. We plan to finance our capital commitments through a combination of funds generated from operations, existing bank credit facilities, bank loans, leasing arrangements and other external financing arrangements.

Human Resources

As at 31 December 2014, the Group had 69,849 employees, the majority of whom were located in the PRC. The wages of the Group’s employees generally consisted of basic salaries and performance bonuses. The Group was not involved in any major labour disputes with its employees, nor did it experience any significant turnover of employees or encounter any difficulties in recruiting new employees.

OUTLOOK FOR 2015

The Group would like to bring to the attention of readers of this report that this report contains certain forward-looking statements, including a general outlook of international and domestic economies and the aviation industry, and descriptions of the Group’s future operating plans for 2015 and beyond. Such forward-looking statements are subject to many uncertainties and risks, many of which are beyond the control of the Group. The actual events that occur may be materially different from these forward-looking statements.

In 2015, despite a solid foundation, the global economy is expected to experience weak recovery with insufficient total demand. The PRC economy is expected to generally have slowing growth. With this complicated operating environment, the Group will leverage on opportunities arising from related regulations and the development of domestic tourism economy to focus on the following areas in order to achieve better operating results:

1.	reinforcing safety responsibilities system, strengthening its safety culture and enhancing awareness of safety responsibilities to maintain continuous safety;

2.	strengthening the market share of its hubs, optimising interline transit, enhancing operating abilities of international routes to increase revenue level of passenger and freight transportation;

3.	upgrading service quality, enhancing online services integration, improving service standards and processes, reinforcing service management;

4.	strengthening cost control, enhancing management on capital, improving debt structure to realise lower cost with higher efficiency;

5.	intensifying transformation, exploiting the leading effect of information technology by emphasizing technological application of, among others, big data and mobile internet; promoting the construction and operation of e-commerce platform, intensifying the promotion of operating efficiency of the transformation of China United Airlines, maintaining continuous promotion of the new commercial logistics transformation model of “Freight Expressway + E-commerce + Trading”.

FLEET PLAN

The Group will continue to streamline and optimise its fleet structure. The future fleet of the Group is expected to mainly comprise four models, namely B777 series for long-haul, A330 series for long-and-medium-haul, and A320 series and B737NG series for medium-and-short-haul. Older aircraft models that have high energy-consumption characteristics will be actively phased out.

Introduction and Retirement Plan of Aircraft for 2015 to 2016	(Units)

Model	2015		2016
	Introduction	Retirement	Introduction	Retirement

Passenger aircraft

A320 series	29	11	30	6
A330 series	7	–	–	–
A340-600	–	4	–	–
B777 series	5	–	5	–
B737 series	39	18	35	15
B757	–	5	–	–
EMB-145LR	–	5	–	5

Total number of passenger aircraft	80	43	70	26

Freighters

B747-400ER	–	1	–	–
B757-200F	–	2	–	–

Total number of freighters	–	3	–	–

Total	80	46	70	26

Notes:

1.	As at 31 December 2014, according to confirmed orders, the Company planned to introduce 166 aircraft and retire 54 aircraft in 2017 and future years.

2.	The abovementioned quantity and timing for the introduction and retirement of aircraft will be subject to adjustment based on market conditions and flight capacity allocation.

SHARE CAPITAL

1.	As at 31 December 2014, the share capital structure of the Company is set out as follows:

				Approximate
			Total number	percentage in
			of shares	shareholding (%)

I	A Shares
	1.	Listed shares with trading moratorium	698,865,000	5.514
	2.	Listed shares without trading moratorium	7,782,213,860	61.402

II	H Shares
	1.	Listed shares with trading moratorium	698,865,000	5.514
	2.	Listed shares without trading moratorium	3,494,325,000	27.570

III	Total number of shares		12,674,268,860	100

Note:

As at 31 December 2014, among the listed A shares of the Company, the Company had 698,865,000 A shares with trading moratorium held by China Eastern Air Holding Company (“CEA Holding”) and its wholly-owned subsidiary, CES Finance Holding Co., Ltd. (“CES Finance”), and 7,782,213,860 A shares without trading moratorium. Among the listed H shares of the Company, he Company had 698,865,000 H shares with trading moratorium held by CES Global Holdings (Hong Kong) Limited (“CES Global”), an overseas wholly-owned subsidiary of CEA Holding, and 3,494,325,000 H shares without trading moratorium. The total number of shares of the Company amounted to 12,674,268,860 shares.

2.	Substantial shareholders

Shareholders with an interest in 10% or more of any class of the issued shares of the Company as at 31 December 2014 are as follows:

			Approximate
			percentage
	Type of	Number	in total
Name	shares held	of shares	share capital (%)

CEA Holding(1)	A shares	5,530,240,000	43.63%

CES Global(2)	H shares	2,626,240,000	20.72%

HKSCC Nominees Limited(3)	H shares	4,179,493,198	32.97%

Notes:

Based on the information available to the Directors (including such information as was available on the website of the Hong Kong Stock Exchange) and so far as they are aware of, as at 31 December 2014:

1.	Among such A shares, 5,072,922,927 A shares were directly held by CEA Holding; and 457,317,073 A shares were directly held by CES Finance, which in turn was wholly-owned by CEA Holding.

2.	Such H shares were held by CES Global in the capacity of beneficial owner, which in turn was wholly-owned by CEA Holding.

3.	Among the 4,179,493,198 H shares held by HKSCC Nominees Limited, 2,626,240,000 H shares (representing approximately 62.85% of the Company’s then total issued H shares) were held by CES Global in the capacity of beneficial owner, which in turn was wholly-owned by CEA Holding.

Details relating to interests, as at 31 December 2014, of the Company’s directors, supervisors, chief executive officer, members of senior management and those of other shareholder(s) of the Company having interests or short positions which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) pursuant to the relevant requirements under the Securities and Futures Ordinance (and as recorded in the register required to be kept by the Company under Section 336 of the Securities and Futures Ordinance) will be set out in the 2014 annual report of the Company in accordance with the relevant disclosure requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

MATERIAL MATTERS

1.	Dividends

Based on the audited financial statements of the Company under the PRC Accounting Standards for Business Enterprises as at and for the year 2014, the retained earnings of the parent company was RMB21 million as at 31 December 2014. Based on the audited financial statements of the Company under the International Financial Reporting Standards (“IFRS”) as at and for the year 2014, the accumulated loss of the parent company was RMB385 million as at 31 December 2014.

Pursuant to the PRC Company Law and its Articles of Association, the Company must recover its losses incurred in previous years with its profit for the year before any dividend distributions are made to its shareholders. The basis of dividend distribution of the Company is the distributable profit of the parent company, which is subject to the principle of adopting the lesser of the profit after tax under the PRC accounting standards and IFRS. As at 31 December 2014, the Company has been recording accumulated losses under IFRS. The Board recommended that no dividend be distributed for the year 2014 and no share capital of the Company be increased through capitalisation of its capital reserve. The dividend profit distribution proposal for the year 2014 shall be submitted to the 2014 annual general meeting for consideration.

2.	Purchase, Sale or Redemption of Securities

During the financial year of 2014, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed securities (“Securities”, having the meaning ascribed thereto under Section 1 of Appendix 16 to the Listing Rules).

3.	Material Litigation

As at 31 December 2014, the Group was not included in any material litigation, arbitration or claim.

4.	Corporate Governance

The Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance adopted by the Company, and took the view that the Company’s corporate governance practices during the year ended 31 December 2014 met the requirements under the code provisions in the Code on Corporate Governance (the “Code”).

To further strengthen the awareness of compliance among the Directors, supervisors and senior management of the Company, and to enhance their understanding and application of the relevant rules. In June 2014, the Company invited senior partners from renowned PRC law firms to conduct seminars and training on monitoring policies for inside information and review practical case studies. At the same time, in order to continue strengthening the comprehensive understanding of the Directors, supervisors and senior management of the Company on their respective duties and responsibilities, the Company has, comprehensively reviewed and implemented written monitoring rules for listed companies promulgated by regulatory bodies including the China Securities Regulatory Commission, the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange in the year, as well as the latest development of the relevant rules and regulations regarding the duties and responsibilities of directors, supervisors and senior management of a listed company, and arranged training and learning sessions.

5.	Audit and Risk Management Committee

The Audit and Risk Management Committee of the Company has reviewed with the management of the Company the accounting principles and methods adopted by the Group, and has discussed with the Board the internal controls and financial reporting issues, including a review of the consolidated results prepared under IFRS for the year ended 31 December 2014.

The Audit and Risk Management Committee of the Company has no disagreement with the accounting principles and methods adopted by the Group.

6.	Changes in personnel

On 24 March 2014, the sixth ordinary meeting of the seventh session of the Board considered and passed the resolution regarding the change in Vice President of the Company and appointed Mr. Sun Youwen as a Vice President of the Company. Mr. Shu Mingjiang ceased to be a Vice President of the Company due to work reallocation.

Mr. Shao Ruiqing, due to personal commitments, tendered his resignation as an independent non-executive director of the Company with effect from 29 April 2014 in accordance with relevant requirement.

Cessation

Name	Date of Cessation	Reason for Change	Position

Shu Mingjiang	24 March 2014	Work reallocation	Vice President
Shao Ruiqing	29 April 2014	Personal commitments	Independent
Non-executive Director

Appointment

Name	Date of Appointment	Reason for Change	Position

Sun Youwen	24 March 2014	Appointed by the sixth ordinary meeting of the seventh session of the Board	Vice President

7.	Change of particulars of directors or supervisors under Rule 13.51B(1) of the Listing Rules

Mr. Xi Sheng, a supervisor of the Company, ceased to act as a supervisor of 東航旅業投資(集團)有限公司 (Eastern Air Tourism Investment (Group) Co., Ltd.) (a subsidiary of CEA Holding) with effect from August 2014.

Mr. Feng Jingxiong, a supervisor of the Company, was appointed as a supervisor of 北京東投置業有限公司 (Beijing Tongtou Properties Company Limted) (a subsidiary of the Company) with effect from September 2014 and a supervisor of 東方航空技術有限公司 (China Eastern Airlines Technology Co., Ltd.) (a subsidiary of the Company) with effect from December 2014.

8.	Miscellaneous

The Company wishes to highlight the following information:

1.	On 28 February 2014, the Company entered into an agreement with Airbus SAS in Shanghai, PRC regarding the purchase of seventy brand new A320NEO aircraft from Airbus SAS, which are expected to be delivered to the Company in stages from 2018 to 2020. On the same date, the Company entered into a disposal agreement with Airbus SAS regarding the disposal of seven Airbus A300-600 aircraft and certain spare parts and spare engines. For details, please refer to the announcement of the Company dated 28 February 2014 issued in Hong Kong.

2.	On 6 March 2014, Eastern Air Overseas (Hong Kong) Corporation Limited (“Eastern Air Overseas”), a wholly-owned subsidiary of the Company, issued RMB2.5 billion guaranteed bonds with an interest rate of 4.8% due 2017 to professional investors in Hong Kong, which was listed on the Hong Kong Stock Exchange. For details, please refer to the announcements of the Company dated 7 March 2014 and 13 March 2014 issued in Hong Kong.

3.	On 18 March 2014, the Company paid for the accrued interest from 18 March 2013 to 17 March 2014 of the first tranche of the 2012 corporate bonds which was issued on 20 March 2013 and listed on the Shanghai Stock Exchange on 22 April 2013. The first tranche of the corporate bonds are 10-year fixed interest rate bonds, with an amount of RMB4.8 billion, issue price of RMB100 each and a coupon interest rate of 5.05%. On 30 April 2014, Dagong International Credit Rating Co., Ltd. evaluated this tranche of corporate bonds and issued a credit rating report. For details, please refer to the announcements of the Company dated 10 March 2014 and 30 June 2014 issued in Hong Kong.

4.	On 14 May 2014, the Company completed the issuance of the 2014 first tranche of super short-term commercial paper, with an issuance amount of RMB4 billion, with a maturity of 270 days, with the nominal value of RMB100 per unit and an issuance interest rate of of 4.95%. For details, please refer to the announcement of the Company dated 14 May 2014 issued in Hong Kong.

5.	On 14 May 2014, Eastern Air Overseas, a wholly-owned subsidiary of the Company, issued an additional RMB800 million guaranteed bonds with an interest rate of 4.8% due 2017 to professional investors in Hong Kong, which was listed on the Hong Kong Stock Exchange. For details, please refer to the announcements of the Company dated 15 May 2014 and 22 May 2014 issued in Hong Kong.

6.	On 13 June 2014, the Company entered into an agreement with Boeing Company in Shanghai, PRC to purchase eighty brand new B737 series aircraft from Boeing Company. The above aircraft will be delivered to the Company in stages from 2016 to 2020. On the same day, the Company entered into an agreement with Boeing Company regarding the disposal of fifteen B737-300 aircraft and five B757 aircraft to Boeing Company. For details, please refer to the announcement of the Company dated 13 June 2014 issued in Hong Kong.

7.	On 26 June 2014, the 2013 annual general meeting of the Company considered and approved The Resolution on Amendments to Parts of the Terms of the Articles of Association (《關於修訂〈公司章程〉部分條款的議案》). It was agreed that amendments will be made to corresponding terms in the articles of association of the Company in connection with the priority of cash dividends to share dividends in profit distributions and intervals for cash dividend distributions. For details, please refer to the announcements of the Company dated 26 June 2014 issued in Hong Kong.

8.	On 17 July 2014, Eastern Air Overseas, a wholly-owned subsidiary of the Company, and Jestar Hong Kong Limited (“Jestar Hong Kong”), an associated company of the Company, entered into a loan agreement, pursuant to which Eastern Air Overseas will provide a loan of USD60 million to Jetstar Hong Kong at fair market interest rates. This transaction constitutes a connected transaction of the Company. For details, please refer to the announcements of the Company dated 18 July 2014 issued in Hong Kong.

9.	On 15 August 2014, 上海航空國際旅 遊(集團)有限公司 (Shanghai Airlines Tours, International (Group) Co., Ltd.) (“Shanghai Airlines Tours”), a wholly-owned subsidiary of the Company, entered into the equity transfer agreement with 東航旅業投 資(集團)有限公司 (Eastern Air Tourism Investment (Group) Co., Ltd.) (“Eastern Tourism”), pursuant to which, Shanghai Airlines Tours acquired 72.84% equity interest in 上海東美航空旅遊有限公司 (Shanghai Dongmei Air Travel Co., Ltd.) (“Shanghai Dongmei”) from Eastern Tourism at a consideration of RMB32,147,700. This acquisition has been completed and Shanghai Dongmei has become an indirect holding company of the Company. This acquisition constitutes a connected transaction of the Company. For details, please refer to the announcement of the Company dated 15 August 2014 issued in Hong Kong.

10.	On 14 November 2014, the Company entered into the Aircraft Finance Lease Framework Agreement with CES Lease. The Company leased 14 aircraft under finance lease from the wholly-owned subsidiaries which CES Lease Company intended to incorporate in the China (Shanghai) Pilot Free Trade Zone or the Tianjin Dongjiang Bonded Zone of the PRC. The transaction constitutes a connected and disclosable transaction of the Company. For details, please refer to the announcements of the Company dated 14 November 2014 and 15 January 2015 and the circular dated 5 December 2014 issued in Hong Kong.

11.	On 22 December 2014, the Company, CEA Holding and CES Finance (as shareholders of Eastern Air Group Finance Company Limited (“Eastern Air Finance”)) agreed to inject a total of RMB1,500 million into Eastern Air Finance in proportion according to their respective shareholding in Eastern Air Finance. The Company will contribute a pro-rata amount of RMB375 million in cash. For details, please refer to the announcement of the Company dated 22 December 2014 issued in Hong Kong.

12.	On 9 February 2015, the Company redeemed the 2014 first tranche of RMB4 billion 4.95% super short-term commercial paper, which was issued on 14 May 2014. The commercial papers had a maturity of 270 days at a nominal value of RMB100 per unit. For details, please refer to the announcements of the Company dated 4 February 2015 issued in Hong Kong.

13.	On 12 February 2015, the Company completed the issuance of the 2015 first tranche of super short-term commercial paper in the amount of RMB3 billion, with a maturity of 180 days and nominal value of RMB100 per unit and an issuance interest rate of 4.5%. For details, please refer to the announcement of the Company dated 13 February 2015 issued in Hong Kong.

14.	On 18 March 2015, the Company paid for the accrued interest from 18 March 2014 to 17 March 2015 of the first tranche of the 2012 corporate bonds which was issued on 18 March 2013 and listed on the Shanghai Stock Exchange on 22 April 2013. The first tranche of the corporate bonds are RMB4.8 billion 5.05% to 10-year fixed interest rate bonds, with an issue price of RMB100 each. For details, please refer to the announcement of the Company dated 10 March 2015 issued in Hong Kong.

15.	On 27 March 2015, the Company completed the issuance of the 2015 second tranche of super short-term commercial paper in the amount of RMB3 billion, with a maturity of 180 days and nominal value of RMB100 per unit and an issuance interest rate of 4.5%. For details, please refer to the announcement of the Company dated 27 March 2015 issued in Hong Kong.

16.	The estimated transaction caps for the continuing connected transactions, which were considered and approved by the Board and at the general meetings of the Company, and their actual amounts incurred up to 31 December 2014, are set out as follows:

		Unit: RMB thousand

	Actual amount	The approved
	incurred up to	2014 estimated
Category	31 December 2014	transaction caps

Financial services (balance)
– balance of deposit	369,078	6,000,000
– balance of loans	198,428	6,000,000
Catering supply services	851,136	1,000,000
Import and export agency services	119,954	120,000
Production and maintenance services	141,864	150,600
Property services	50,049	110,000
Advertising agency services	4,755	50,000
Sales agency services (Note 1)	5,406	30,000
Hotel accommodation services	506	38,150

Note 1:	On 15 August 2014, 上海航空國際旅遊(集團)有限公司 (Shanghai Airlines Tours, International (Group) Co., Ltd.) (“Shanghai Airlines Tours”), a subsidiary of the Company, entered into the equity transfer agreement with 東航旅業投資(集團)有限公司 (Eastern Air Tourism Investment (Group) Co., Ltd.) (“Eastern Air Tourism”), pursuant to which, Shanghai Airlines Tours agreed to acquire 72.84% equity interest in 上海東美航空旅遊有 限公司 (Shanghai Dongmei Air Travel Co., Ltd.) (“Shanghai Dongmei”) held by Eastern Air Tourism. This acquisition has been completed and Shanghai Dongmei has become a subsidiary of the Group with its consolidated financial information consolidated into the Group’s financial statements. Upon the completion of the acquisition, the provision of sales agency services to the Group by Shanghai Dongmei no longer constitutes daily connected transactions.

By order of the Board
China Eastern Airlines Corporation Limited
Liu Shaoyong
Chairman

Shanghai, the People’s Republic of China

27 March 2015

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Sandy Ke-Yaw Liu (Independent non-executive Director), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director) and Ma Weihua (Independent non-executive Director).

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